UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FEG ABSOLUTE ACCESS FUND LLC
(Name of Subject Company (Issuer))

FEG ABSOLUTE ACCESS FUND LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ryan Wheeler
FEG Absolute Access Fund LLC
201 East Fifth Street, Suite 1600
Cincinnati, OH 45202
(888) 268-0333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
(215) 988-2700

February 25, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$7,000,000(a)	Amount of Filing Fee:	$812.70(b)

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

[X]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:  $812.70

           Form or Registration No.:  SC TO-I

           Filing Party:  FEG Absolute Access Fund LLC

           Date Filed:  February 25, 2011

[   ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[   ]      going-private transaction subject to Rule 13e-3.

[   ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on February 25, 2011 by FEG Absolute Access Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company interests ("Interests") in the Fund in an aggregate amount up to $7,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 25, 2011.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Interests in the Fund ("Members") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on March 25, 2011.

2.   The repurchase date of the Interests tendered pursuant to the offer was June 30, 2011.

3.   No Interests were tendered prior to the expiration of the offer, and therefore, no Interests were accepted for purchase by the Fund in accordance with the terms of the offer.

SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG ABSOLUTE ACCESS FUND LLC

By:	/s/ Chris M. Meyer
Name: Chris M. Meyer
Title: President

April 17, 2012